Exhibit 99.3

Behre Dolbear Technical Inspection Report
on the Lily Mine and Other Exploration Properties
dated May 26, 2006

BEHRE DOLBEAR

founded 1911 MINERALS INDUSTRY CONSULTANTS

Behre Dolbear International Ltd

Winchester House, 259-269 Old Marylebone Road, London, NW1 5RA
Telephone +4420 7170 4034 e-mail London@Dolbear.com

Denis Acheson, President, Direct Tel +4420 7937 3662 Direct Fax +4420 7937 4435

26 May 2006

The Directors

Eastern Goldfields, Inc.

By e-mail to info@easterngoldfields.com

Gentlemen

Behre Dolbear is pleased to report briefly on our recent technical inspection of the Lily Mine and other exploration properties over which your subsidiary, Eastern Goldfields Limited ("EGL"), and its subsidiaries hold mineral rights in the Archaean Greenstone Belt of the Barberton goldfields. A more detailed technical report is being directed to the management.

The Lily Mine is currently profitable and should continue to be so, without major capital investment, for 2007 and 2008. While open-pit mining operations are expected to cease in December 2006, underground operations can commence in 2007 with the ore continuing to be processed at the Makonjwaan plant. Thereafter continued profitability at the Lily Mine may depend on establishing additional mineral reserves by means of further drilling and exploration programmes. Contemporaneously, an exploration programme is planned in highly prospective ground controlled by EGL.

The Behre Dolbear team consisted of:

Denis Acheson, President of Behre Dolbear International Limited, who is, by background, a metallurgical engineer with experience of developing and managing all aspects of mining operations.

Derek Rance, Chairman of Behre Dolbear & Company Ltd, Toronto, a mining engineer with wide experience in open-pit and underground mining as well as mining company management.

David Wetmore, Senior Associate of Behre Dolbear & Company Ltd, a geological engineer with wide experience in gold mine and exploration geology, including due-diligence studies in greenstone regions comparable to the Barberton district.

The team spent three days with the management of EGL, analysing in detail a prefeasibility study, prepared by management with outside consultants, and visiting the relevant sites. Interviews were also held with the Company's consultants on environmental issues, tailings dam design and processing costs.

Project J05-090 Eastern Goldfields	Page 1	Behre Dolbear

Note 1 The EGL classification is compliant with the SAMREC Code of Mineral Estimation. The Minable Reserve classification represents an optimized tonnage and grade estimate derived from the combined Measured and Indicated classifications. The Minable Reserve is equivalent in USA – SEC Industry Guide 7 to the summation of Proven and Probable Ore Reserves definitions.

Note 2: The Minable Reserve is estimated with a cut-off grade of 3.00 g/t, determined at a price of $570/oz gold.

Note 3: Inferred Resources are not included in the total, because in some jurisdictions, including the US SEC, they are not recognised in the combined total resources.

Behre Dolbear has analysed the methods of calculation and made suggestions for future determinations. We concluded that the geological expertise of the Company is excellent and that the resources have been competently determined, although the wide spacing between mineral intersections reduces confidence in the results.

Project J05-090 Eastern Goldfields	Page 2	Behre Dolbear

			,
Classification Resource/Reserve	Tonnes	Width Metres	Gold Grade Grams/tonne	Gold Content kilograms Troy ounces
Measured	3,735,000	3.59	3.03	11,317	364,000
Indicated	1,823,000	2.54	3.05	5,565	179,000
Total	5,558,000	3.25	3.04	16,882	543,000
Inferred	1,547,000	2.61	3.18	4,914	158,000
Minable Reserve	1,252,500		4.84	6,060	195,000

Mining and Mine Geology

The Lily Mine is nearing the end of its ability to mine economically the remaining ore by open-pit methods. Sufficient additional ore available for extraction from the open pit has recently been identified to extend pit operations until the end of 2006.

The Prefeasibility Study under review is based on the results of the recent diamonddrilling programme and posits an underground mine extracting ore below the open pit and under the hill to the west. A mineral reserve estimate was used to justify the construction of a new mill at the Lily Mine site with preliminary capital and operating cost estimates to suggest a total undiscounted net cash flow, assuming a price of US$570/oz gold, of $26 million, most of which arises in the first two years. The NPV discounted at 8% is $16 million.

Mineral Resource and Reserve estimates, as at 31 March 2006, are shown in the following table.

Lily Mine Mineral Resources and Reserves. 31 March 2006

The grade of the mineralization at Lily is low and many of the reserve blocks are economically marginal as determined by drilling results to date. To justify the mill construction additional drilling with positive results will be required.

However, resource blocks to the upper west of the open pit have a higher level of confidence and grade. Although mining these first will reduce the grade of the mineral remaining, Behre Dolbear believes that this is the better plan economically. South African tax laws, in which tax rates rise with profitability, favour averaging grades over the life of the mine, but in EGL's case, losses carried forward minimize this consideration.

Processing

Since the start of the mine five years ago, the Lily mine ore has been transported 18 kilometres uphill to the Makonjwaan processing plant at the site of an exhausted mine. The Prefeasibility Study proposes to construct a new processing plant adjacent to the Lily mine at a cost estimated at 824.5 million — about $4 million - including a new tailings dam. While not being able to make an independent estimate of this cost, Behre Dolbear's opinion is that, in current market conditions, it is an under-estimate and, depending on equipment costs and availability, the actual capital cost may be somewhat higher.

Until a more substantial minable reserve can be established below the open pit, Behre Dolbear recommends that development of the higher-grade, upper western resource blocks be mined with continuing transport of the ore to Makonjwaan.

Another consideration is the disposal of tailings. For a new processing facility at the Lily mine, a suitable site near the mine has been identified and no technical problems concerning its construction are envisaged. On the other hand, the tailings dam at Makonjwaan is almost full. It is a rock-core dam in a steep valley with tailings deposited near the dam wall in a conventional way. EGL's tailings dam consultant recommends that the wall should not, from a safety point of view, be raised more than another two metres and Behre Dolbear supports this view. This additional two metres would provide capacity for the remaining production from the Lily open pit to the end of this year, but not production thereafter.

An alternative tailings disposal site exists at the old Makonjwaan open pit. The floor of this has already been clay-lined for a heap-leach test, but capacity is not large (no estimate was available) because of the steep pit slope on which the Makonjwaan mine operated. Having discussed various solutions, Behre Dolbear favours investigating the concept of introducing paste technology (thickening the tailings so that it is a semi-solid paste) at Makonjwaan, for deposit, by gravity, into the old open pit.

To conclude these mine and processing sections, Behre Dolbear recommends that construction of the new mill at Lily should be deferred until a greater quantity of mineral at a better grade can be established below the open pit. We recommend the development of underground mining from the open pit to the west and continuing to truck the ore to the Makonjwaan mill, with tailings disposal in the old open pit there.

Project J05-090 Eastern Goldfields	Page 3	Behre Dolbear

Behre Dolbear is of the opinion that the continuing exploration programmes, both at the Lily Mine and in the Company's other mineral rights in the area, require addressing with defined programme budgets and schedules. In view of the limited mining production available to complete the open pit and in the established resources of the upper west underground mine zone, it is essential that the planned exploration proceed on a priority basis.

Other Management Considerations

Any due-diligence review requires comment on matters which are not strictly technical:

Management: EGL is fortunate in its small management team. The problem is insufficient depth of management to expand the operations and Behre Dolbear supports the chief executive's plans to add to his team as economics permit; also his plans to introduce indigenous personnel as rapidly as possible.

Black Economic Empowerment ("BEE"): This legislation may be a deterrent to some investors, but EGL's solution to the problem appears to be effective in involving the company's workforce and the local community.

Royalty on mining companies: Government's plan to assess gold mining companies for a 3% royalty based on sales value has been floated by the Minister, but she has declined to be specific about its implementation. The issue may never eventuate, but the threat has to be recognised as a deterrent to investment.

Infrastructure: Power for the new mill at Lily will require an 11 kV line of about 7 km, which is a significant item in a total infrastructure cost estimated at around $1 million. Water supply arrangements appear adequate as does road transportation. Steps to improve telecommunications have been initiated.

Permitting: The procedures under recent mining legislation are complex and slow, but EGL is well equipped both in expertise and influence to minimize any delays.

Environment and Sustainability: Consultants have been engaged to undertake a full environmental review relating to the underground mine development at Lily and the new mill including the tailings dam. Base-line details and remediation in terms of the Equator Principals will be included in the study. Remediation of the waste-rock dumps at the mine has already started and effective re-grassing contractors operate in South Africa. Community relations appear to be excellent.

Health and Safety: Surprisingly, EGL does not appear to be significantly affected by the major scourge of South Africa: AIDS. Clinical health needs are attended to as is appropriate for a small mining company. Safety disciplines need to be and are being improved.

Project J05-090 Eastern Goldfields	Page 4	Behre Dolbear

Exploration

EGL personnel have extensive experience with and have developed proprietary information on the Barberton goldfields. They have compiled excellent records from which they have developed geological models, and have on-site systems and facilities for conducting comprehensive exploration programmes within the 14,000 hectares of EGL mineral rights.

There is still exploration to be done on the Lily Fault Zone with potential both westward and eastward towards an old mine at Rosie's Fortune.

Rights are held on ground surrounding the old Worcester mine which stopped operating in the 1920s, but is expected to have, on the basis of experience of other gold mines in the area, viable gold resources at depth below the lowest level worked. A drilling programme is planned along the host fault structure both laterally and at depth below the depleted Worcester mine levels. The latter can not be started until the conversion of an old order prospecting permit to a new order prospecting right is granted by the government authorities.

New order prospecting rights are in hand for exploration work along the Bonanza Fault and Sheba Fault structures near the Sheba and Fairview mines which have produced some 5.3 million ounces and are still producing.

Much of the area of EGL's mineral exploration rights has received little modern exploration because previous mining legislation permitted licence holding indefinitely without activity. The potential for discovery of significant resources on these properties is high. An exploration programme budget is being developed.

Behre Dolbear trusts that this brief review is of assistance towards your continuing development of the Company.

Yours sincerely

/S/

Denis Acheson

President, Behre Dolbear International Limited

CC Mr Bernard J Guarnera, President and CEO, Behre Dolbear & Company, Inc. Mr Mark Anderson, Chairman, Behre Dolbear & Company, Inc.

Project J05-090 Eastern Goldfields	Page 5	Behre Dolbear